UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13 D
(Initial Filing)
Under the Securities Exchange Act of 1934
INTEGRAL VISION, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
4 5 8 1 1 H 1 0 6
(CUSIP Number)
John R. Kiely, III
17817 Davis Road
Dundee, MI 48131
(419) 242-2300, Extension 2
(Name, Address, & Telephone number of person authorized
to receive notices and communications)
September 15, 2008
(Date of Event Which Requires Filing of this Statement)
If the person filing has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box ☑.

CUSIP No.	45811H106

1	NAMES OF REPORTING PERSONS John R. Kiely, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

	U. S. A.

	7	SOLE VOTING POWER

NUMBER OF		8,855,221

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,855,221

WITH	10	SHARED DISPOSITIVE POWER

		10,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED

	8,865,421

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) ABOVE

	25.39%

14	TYPE OF REPORTING PERSON

	IN

Item 1. Security and Issuer
Common stock

Integral Vision, Inc. 49113 Wixom Tech Drive Wixom, Michigan 4 8 3 9 3
Item 2. a. John R. Kiely, III
b.	17817 Davis Road Dundee, MI 48131

c.	Vice President

Vistula Management Company 1931 Scottwood Avenue, Suite 700 Toledo, OH 43620

Vistula Management Company is a real estate development and management company

d.	No applicable criminal convictions

e.	No applicable civil proceedings

f.	Citizenship: U. S. A.
Item 3. Source and Amount of Funds or Other Consideration
On September 15, 2008, John R. Kiely, III at trustee for his living trust (the “Kiely Living Trust”) exchanged short term secured notes in the amount of $575,750 (plus $32,918 of accrued interest due on such short term secured notes as of September 15, 2008) for $608,668 of convertible notes of the issuer convertible into 2,434,672 shares of the issuer due July 1, 2010 and paying 8% annual interest (said short term notes had been purchased with personal funds of John R. Kiely, III or in the Kiely Living Trust between December 18, 2006 and

June 19, 2008). John R. Kiely, III had been issued warrants to purchase 156,281 shares of the issuer and the Kiely Living Trust had been issued warrants to purchase 191,733 shares of the issuer pursuant to the terms of the short term secured notes owned. However said 348,014 warrants were blocked from being exercised. On September 15, 2008, the restrictions on the exercise of said 348,014 warrants were lifted and their exercise price was lowered from $1.60 per share to $0.25 per share. John R. Kiely, III is not entitled to receive any additional warrants (because he no longer holds any of said secured notes). The Kiely Living Trust is not entitled to receive any additional warrants on its remaining secured notes held.

On September 15, 2008, John R. Kiely, III, as trustee for the John R. & Margaret Lee Kiely Trust (the “Margaret Kiely Trust”) exchanged short term secured notes in the amount of $524,250 (plus $27,348 of accrued interest due on such short term secured notes as of September 15, 2008) for $551,598 of convertible notes of the issuer convertible into 2,206,392 shares of the issuer due July 1, 2010 and paying 8% annual interest (said short term notes had been purchased with funds held in the Margaret Kiely Trust between December 19, 2006 and June 23, 2008). The Margaret Kiely Trust had been issued warrants to purchase 247,778 shares of the issuer pursuant to the terms of the short term secured notes owned. However said warrants were blocked from being exercised. On September 15, 2008, the restrictions on the exercise of said warrants were lifted and their exercise price was lowered from $1.60 per share to $0.25 per share. The Margaret Kiely Trust is not entitled to receive any additional warrants on remaining secured notes held. The Margaret Kiely Trust also owns warrants to purchase 114,684 shares of the issuer at $1 per share – said warrants had been issued in April 2005. On September 15, 2008, the exercise price of these warrants was reduced to $0.25 per share.
Item 4. Purpose of Transaction
The purpose of the note exchange on September 15, 2008 was to enable the Issuer (hereinafter referred to as the “Company”) to amend the terms of its agreements with certain investors that purchased securities from the Company in April 2005 (see the Securities Purchase Agreement dated April 12, 2005 filed with the Securities and Exchange Commission by the Company on Form 8-K on April 14, 2005 including Exhibits and attachments thereto [the “Securities Purchase Agreement”]). The investors who received common stock and warrants to purchase common stock pursuant to the Securities Purchase Agreement are herein defined as the “PIPE Investors.” The Securities Purchase Agreement included some terms intended to protect the PIPE Investors’ ownership position in the Company if the Company issued equity securities on more favorable terms to new investors other than to the PIPE Investors (the “PIPE Anti-dilution Terms”). Said PIPE Anti-dilution Terms adversely affected the Company’s ability to raise equity funds on terms that would be attractive to new investors. The Company was able to raise funds to maintain its operations by issuing short term notes secured primarily by the intellectual property of the Company. The filer purchased some of these short term secured notes.

The filer exchanged most of its short term secured notes for long term convertible notes to enable the Company to amend the PIPE Anti-dilution terms such that the Company should be able to raise additional equity funds if needed.

The filer acquired the convertible notes for long term investment purposes as a passive investor.
Item 5. Interest in Securities of the Issuer
(a)	For: John R. Kiely, III (in his own name or in the Kiely Living Trust):
1)	2,211,988 shares owned outright

2)	348,014 shares issuable upon the exercise of warrants at $0.25 per share

3)	2,434,672 shares issuable upon the conversion of convertible notes held
For: the Margaret Kiely Trust:
1)	1,291,693 shares owned outright

2)	362,462 shares issuable upon the exercise of warrants at $0.25 per share

3)	2,206,392 shares issuable upon the conversion of convertible notes held
The total shares and issuable shares for John R. Kiely, III (in his own name) or in the name of the Kiely Living Trust) and the Margaret Kiely Trust totals 8,855,221 or 25.36% of the issued and issuable shares of the issuer (according to SEC rules for calculating such percentages).

John R. Kiely, III is also the co-trustee of the Michael H. Kiely Trust (the “Michael Kiely Trust”). Said trust owns 10,200 shares of the issuer for which John R. Kiely, III shares voting and dispositive authority with the other co-trustee.

The total shares and issuable shares for John R. Kiely, III (in his own name on in the name of the Kiely Living Trust), the Margaret Kiely Trust, and the Michael Kiely Trust totals 8,865,421 shares or 25.39% of the issued and issuable shares of the issuer (according to SEC rules for calculating such percentages).

(b)	The Filer has the sole power to vote and dispose of 8,855,221 of the 8,865,421 shares listed in Item 5.(a) above. The Filer shares the power to vote and to dispose of 10,200 of the 8,865,421 shares listed in Item 5.(a) above.

(c)	Please refer to item 3. above.
(d) and (e)	N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
None
Item 7. Materials to Be Filed as Exhibits
None
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement if true, complete, and correct.
Date: September 22, 2008

Signature:	/S/ JOHN R. KILEY, III John R. Kiely, III